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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of September 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F
                            -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No   X
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If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statements: Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).

                                TABLE OF CONTENTS


1.   Other Events

     On September 2, 2002 in Singapore, the Company announced its plans to raise approximately US$633 million by way of an eight-for-ten rights offering to existing shareholders. A copy each of the Company's announcement dated September 2, 2002 to the Singapore Exchange Securities Trading Limited and the news release dated September 2, 2002 relating to the rights offering are attached hereto as Exhibits 99.1 and 99.2 respectively and are incorporated herein by reference.

2.   Exhibits

     99.1 Announcement of the Company dated September 2, 2002.

     99.2 News Release of the Company dated September 2, 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: September 3, 2002


                              CHARTERED SEMICONDUCTOR
                              MANUFACTURING LTD



                              By: /s/ George Thomas
                                  -------------------------------
                              Name:  George Thomas
                              Title: Vice President and Chief Financial Officer

                                  EXHIBIT INDEX


99.1 Announcement of the Company dated September 2, 2002.

99.2 News Release of the Company dated September 2, 2002.